          June 11, 2013
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549
Attn:    Sharon Blume, Assistant Chief Accountant

Re:	BankUnited, Inc.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed February 25, 2013
Response dated May 16, 2013
File No. 001-35039

Dear Ms. Blume:

Reference is made to your letter dated May 31, 2013.

In accordance with the instructions provided by the staff of the U.S. Securities and Exchange Commission, BankUnited, Inc. is in the process of preparing responses to each item set forth in the letter and anticipates it will submit a response letter no later than June 24, 2013.

Please telephone the undersigned at (786) 313-1698 if you have any questions or require any additional information.

Very truly yours,
/s/ Leslie Lunak
Leslie Lunak
Chief Financial Officer

cc:        Richard B. Aftanas, Dwight S. Yoo, Skadden, Arps, Slate, Meagher & Flom LLP